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                          August 11, 2022

       Rachel E. Haurwitz, Ph.D.
       President and Chief Executive Officer
       Caribou Biosciences, Inc.
       2929 7th Street, Suite 105
       Berkeley, California 94710

                                                        Re: Caribou
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2022
                                                            File No. 333-266712

       Dear Dr. Haurwitz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ashok W. Mukhey, Esq.